Exhibit 99.1
EARNINGS RELEASE
STATS ChipPAC Reports First Quarter Results
•	Revenue grows 65% over same quarter a year ago to record level
•	Company expects sequential revenue growth
United States — 04/26/2006, Singapore — 04/27/2006 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the first quarter ended March 31, 2006.
Revenue for the three months ended March 31, 2006 increased 65% to $385.7 million, compared to $234.1 million in the same quarter a year ago. This represents a sequential increase of 8% compared to the prior quarter. On a US GAAP basis, net income for the three months ended March 31, 2006 was $12.0 million or $0.06 per diluted ADS, compared to a net loss of $(27.1) million or a loss of $(0.14) per diluted ADS in the same quarter a year ago. US GAAP results for the first quarter of 2006 include $15.7 million in special items and costs associated with the merger of STATS and ChipPAC. US GAAP results for the first quarter of 2005 include $17.6 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the special items and including certain adjustments, non-US GAAP adjusted net income for the three months ended March 31, 2006 was $27.7 million or $0.13 per diluted ADS, compared to a net loss of $(9.5) million or $(0.05) per diluted ADS in the same quarter a year ago. Results for the first quarter of 2006 include approximately $4.4 million in stock-based compensation expenses as required under SFAS 123(R).
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC said, “This was our third consecutive quarter of record revenue and our revenue grew 8% sequentially in what is typically a seasonally weak quarter for our industry. Seasonal weakness in PCs was offset by the ramp of new customers combined with existing customer demand in communications and in the consumer and multi-applications end-markets. Revenue momentum remained strong across all geographies and in our advanced packaging and testing business.”

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

“We further built on our 3D technology leadership by increasing the performance and functional integration of Package-on-Package (PoP) technology with two die stack capability in the bottom package. Our advanced wafer thinning, die attach and ultra low loop wire bonding techniques are now even better optimized to enable the stacking of two die in bottom package. We expect stacking will continue to grow as it is an ideal solution to meet the continually increasing memory requirements in the important mobile and communications segment.”
Michael G. Potter, Chief Financial Officer of STATS ChipPAC said, “Margins improved compared to the year ago period as we benefited from operating leverage but decreased slightly compared to the prior quarter. This quarter’s results include the impact of stock compensation expenses of approximately $4.4 million (approximately $1.5 million in cost of revenues, $2.5 million in SG&A, and $0.4 million in R&D). We will continue to strive for improvements going forward as we leverage our size, leadership in the industry, and favorable end-market positioning. We also remain committed to a disciplined approach to capital expenditures and will invest based on affordability in areas we have identified as strategic growth opportunities.”
Outlook
Tan Lay Koon commented, “STATS ChipPAC is benefiting from an improved macro environment, our strong position in the communications and consumer segments, and the ramp of new customer programs. We will remain diligent in our cost controls and capital expenditures. Our goal is to derive further operating leverage as we expect that positive momentum in our business will continue in the second quarter and full year of 2006, with revenues growing faster than the semiconductor industry as a whole. In terms of guidance for the second quarter of 2006, we expect revenue in the second quarter of 2006 will be approximately 4% to 9% higher than the first quarter of 2006, with US GAAP net income per diluted ADS of $0.06 to $0.09, including the impact of $0.02 per ADS for the expensing of stock-based compensation. Non-US GAAP adjusted net income per diluted ADS is expected to be in the range of $0.13 to $0.16 per ADS, including the impact of $0.02 per ADS for the expensing of stock-based compensation. Non-US GAAP adjusted net income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.”
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on Thursday, April 27, 2006. This will be 8:00 p.m. on Wednesday, April 26 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8560. A replay of the call will be available approximately two hours after the live call through noon on Thursday, May 4, 2006 in Singapore (midnight in New York on Thursday, May 4, 2006) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 198034.

About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the calendar month of that period. Our first quarter of 2006 ended on March 26, 2006, while our first quarter of 2005 ended on March 27, 2005. For ease of presentation, our first quarter of 2006 and 2005 have been presented as ending on March 31, 2006 and 2005, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

Singapore Contact:

Lee Ching Ching
Senior Investor Relations Manager
Tel: (65) 6824 7705, Fax: (65) 6720 7826
email: chingching.lee@statschippac.com

US Contacts:

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2005	2006
Net revenues	$234,146	$385,709
Cost of revenues	(209,748)	(309,116)

Gross profit	24,398	76,593
Operating expenses:
Selling, general and administrative	32,246	39,711
Research and development	5,942	6,973
Restructuring charges	830	—

Total operating expenses	39,018	46,684

Operating income (loss)	(14,620)	29,909
Non-operating income (expenses), net	(11,382)	(9,430)

Income (loss) before income taxes	(26,002)	20,479
Income tax expense	(1,139)	(5,918)

Income (loss) before minority interest	(27,141)	14,561
Minority interest	22	(2,545)

Net income (loss)	$(27,119)	$12,016

Net income (loss) per ordinary share:
Basic	$(0.01)	$0.01
Diluted	$(0.01)	$0.01
Net income (loss) per ADS:
Basic	$(0.14)	$0.06
Diluted	$(0.14)	$0.06
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,948,396	1,981,209
Diluted	1,948,396	2,155,584
ADS (in thousands) used in per ADS calculation:
Basic	194,840	198,121
Diluted	194,840	215,558
Key Ratios and Information:
Gross Margin	10.4%	19.9%
Operating Expenses as a % of Revenue	16.7%	12.1%
Operating Margin	-6.2%	7.8%
Depreciation & Amortization, including Amortization of Debt Issuance Costs	$61,170	$69,520
Capital Expenditures	$17,147	$132,854
Stock-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,514
Selling, general and administrative	—	2,470
Research and development	—	461

	$—	$4,445

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.

STATS ChipPAC Ltd.
Reconciliation of US GAAP Net Income (Loss) to
Non-GAAP Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a US GAAP basis, STATS ChipPAC uses a non-US GAAP conforming measure of net income (loss), that is US GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-US GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-US GAAP adjusted measure of net income (loss) is among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended
	March 31,
	2005	2006

US GAAP net income (loss)	$(27,119)	$12,016

Special items
Merger and integration related expenses
Cost of revenues (1)	65	74
Operating expenses (1)	553	500
Restructuring charges (2)	830	—
Purchase accounting items
Amortization of intangibles — SG&A (3)	12,687	12,687
Amortization of intangibles — R&D (3)	800	800
Purchase price adjustment on tax (4)	1,003	1,655
Write-off of capitalized debt issuance cost (5)	1,654	—

Total special items	17,592	15,716

Non-US GAAP adjusted net income (loss)	$(9,527)	$27,732

Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items. The special items excluded for the three months ended March 31, 2005 and 2006 were:
(1)	We incurred direct merger and integration expenses in both our cost of revenues and operating expenses in the three months ended March 31, 2005 and 2006. These legal, professional and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.

(2)	In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities during the three months ended March 31, 2005. This reduction of headcount resulted in a charge of $0.8M for severance payments.

(3)	As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $2.3M and $1.6M lower in the three months ended March 31, 2005 and March 31, 2006, respectively, than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the assets value used in production, no adjustment was made for this item.

(4)	Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during three months ended March 31, 2005 and 2006 due to expected foreign operating income results, including currency fluctuations, resulting in the release of ChipPAC acquisition date valuation allowances.

(5)	As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges on our capitalized debt issuance costs in the three months ended March 31, 2005.

STATS ChipPAC Ltd.
Non-GAAP Condensed Consolidated Statements of Operations
Excludes Special Items
(In thousands of U.S. Dollars, except for share and per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2005	2006
Net revenues	$234,146	$385,709
Cost of revenues	(209,683)	(309,042)

Gross profit	24,463	76,667
Operating expenses:
Selling, general and administrative	19,081	26,629
Research and development	5,067	6,068

Total operating expenses	24,148	32,697

Operating income	315	43,970
Non-operating income (expenses), net	(9,728)	(9,430)

Income before income taxes	(9,413)	34,540
Income tax expense	(136)	(4,263)

Income before minority interest	(9,549)	30,277
Minority interest	22	(2,545)

Net income (loss)	$(9,527)	$27,732

Net income (loss), excluding special items per ordinary share:
Basic	$(0.00)	$0.01
Diluted	$(0.00)	$0.01
Net income (loss), excluding special items per ADS:
Basic	$(0.05)	$0.14
Diluted	$(0.05)	$0.13
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,948,396	1,981,209
Diluted	1,948,396	2,199,258
ADS (in thousands) used in per ADS calculation:
Basic	194,840	198,121
Diluted	194,840	219,926
Key Ratios & Information:
Gross Margin	10.4%	19.9%
Operating Expenses as a % of Revenue	10.3%	8.5%
Operating Margin	0.1%	11.4%
Depreciation & Amortization, including Amortization of Debt Issuance Costs	$47,683	$56,033
Capital Expenditures	$17,147	$132,854
Stock-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,514
Selling, general and administrative	—	2,470
Research and development	—	461

	$—	$4,445

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current quarter.
The format presented above is not in accordance with Generally Accepted Accounting Principles. See Statement of Reconciliation of GAAP net income (loss) to Non-GAAP net income (loss) and notes to the reconciliation.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31,	March 31,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,368	$170,661
Accounts receivable, net	240,990	272,118
Inventories	79,483	107,597
Other current assets	44,873	79,262

Total current assets	607,714	629,638

Marketable securities	17,803	17,610
Property, plant and equipment, net	1,107,031	1,186,521
Goodwill and intangible assets	595,405	582,697
Other non-current assets	65,429	60,750

Total assets	$2,393,382	$2,477,216

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$215,483	$272,460
Other current liabilities	99,229	97,988
Short-term debts	42,633	77,660

Total current liabilities	357,345	448,108
Long-term debts	779,105	740,243
Other non-current liabilities	66,611	70,630

Total liabilities	1,203,061	1,258,981

Minority interest	48,669	52,401

Shareholders’ equity	1,141,652	1,165,834

Total liabilities and shareholders’ equity	$2,393,382	$2,477,216

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	1Q 2005	4Q 2005	1Q 2006
Net Revenues by Product Line
Packaging — array	47.8%	53.0%	54.6%
Packaging — leaded	23.7%	19.6%	18.6%
Test and other services	28.5%	27.4%	26.8%

	100.0%	100.0%	100.0%

Net Revenues by End User Segment
Communications	55.4%	55.7%	55.4%
Personal Computers	23.0%	20.9%	20.2%
Consumer, Multi-applications and Others	21.6%	23.4%	24.4%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	78.4%	73.7%	73.1%
Europe	2.4%	2.5%	2.9%
Asia	19.2%	23.8%	24.0%

	100.0%	100.0%	100.0%

Number of Testers	871	932	974
Number of Wirebonders	2,981	3,532	3,677

Overall Equipment Utilization Rate	66%	76%	76%